[SAN HOLDINGS LETTERHEAD]

August 25, 2006

VIA EDGAR AND CERTIFIED MAIL

Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the fiscal quarter ended March 31, 2006
File No. 000-25839

Dear Mr. Krikorian:

This is in response to the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated August 18, 2006 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report”) of SAN Holdings, Inc. (the “Company” or “we”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “March 2006 Quarterly Report”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with our response to each comment directly following the Staff’s comment from the Comment Letter.

Please be advised that we are filing herewith Amendment No. 1 to the Company’s March 2006 Quarterly Report (the “Amendment”) consistent with our responses to the comments in the Comment Letter described below on August 25, 2006.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 25, 2006

2005 ANNUAL REPORT

Notes to Consolidated Financial Statements

Note 4—Summary of Significant
Accounting Policies, Page F-9

Revenue Recognition, Pages F-13 and F-14

1. We note your response to prior comment number 7 in our letter dated May 30, 2006 and have the following comments:

a. Your response indicates that the software and maintenance elements may be more than incidental to the product as a whole, indicating that the hardware element would be a non-software deliverable that should be recognized in accordance with SOP 97-2. See EITF 03-5. In future filings, revise your disclosures to clarify your application of EITF 03-5 and to clearly disclose your policy for recognizing revenue from the sale of hardware, including any interaction between SOP 97-2 and SAB 104. If non-software deliverables are being accounted for under SOP 97-2 it is unclear what elements are being accounted for based on the guidance in SAB 104 and EITF 00-21. Please advise.

Response. Our Storage Solutions arrangements may include multiple elements, including the resale of third-party computer hardware, software and maintenance support.

We account for the software and software-related elements in accordance with SOP 97-2. The hardware is a non-software element, and any software or software-related elements are not more than incidental to the product as a whole. Additionally, the software and software-related elements do not require significant modification or customization and are not essential to the functionality of the hardware as discussed in EITF 03-5. We therefore concluded that the hardware was excluded from the scope of SOP 97-2.

We determine the fair value of the non-software elements in accordance with EITF 00-21 and account for it in accordance with SAB 104.

We undertake to revise our future revenue recognition disclosures to incorporate these factors.

b. Your response indicated that you believe that VSOE of fair value for software licenses has been established based on a “pricing structure.” Tell us whether you have had separate sales of software licenses, without maintenance or services and if so, whether such sales were made at prices according to your pricing structure. In the absence of separate sales of the licenses, it appears that you may not have sufficient evidence to establish VSOE for the software license element and that the application of the residual method set forth in SOP 98-9 would be appropriate. Please advise and revise your future disclosures surrounding revenue recognition to describe the process by which you establish VSOE of fair value for each element and for which elements, if any, you apply the residual method.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 25, 2006

Response. To date, we have sold all our EarthWhere software licenses based on a standard price list, which is published with the General Services Administration (“GSA Price List”) for sale to Federal government customers. Our arrangement considerations to date have been based on a maintenance fee calculated as a fixed 20% of the published price list for the software license. We have used this pricing structure for all transactions, including both Federal government and commercial customers.

To date, we have sold our EarthWhere licenses with a maintenance agreement and, therefore, we have not established VSOE for the software license. We understand that, absent a VSOE for the license, we are required to account for the license portion under the residual method of SOP 98-9. Therefore we have applied the residual method in accordance with SOP 98-9.

We undertake to revise our future revenue recognition disclosures to incorporate these factors.

MARCH 2006 QUARTERLY REPORT

Note 3—Private Placement, pages 6-9

2. We note your statement, in your response to prior comment number 13 in our letter dated May 30, 2006, that you have sufficient authorized unissued shares of capital stock to settle the instruments issued in the private placement transactions. It is unclear to us why you believe that the requirements of paragraph 19 of EITF 00-19 are satisfied because it appears that prior to these transactions you have previously issued 95.8 million of the 200 million authorized shares. Your disclosures in Note 5 - Earnings (Loss) Per Share - indicate that the number of shares that would be issued, assuming exercise or conversion of all potentially dilutive common shares, when added to the shares already outstanding, would exceed the number of shares available for issuance. Please explain this apparent discrepancy.

Response. We acknowledge that we represented in our June 20, 2006 Response Letter to your letter dated May 30, 2006 that at the time of the March Closing of our Private Placement, we did have sufficient authorized shares of common stock to settle all instruments issued in those transactions. We based our conclusion on the fact that as part of the Private Placement transaction, our majority shareholder, Sun Solunet, LLC, was required to vote its shares in favor

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 25, 2006

of increasing our authorized common stock. We believed that this ownership relationship constituted de facto shareholder approval and was therefore in the Company’s control and satisfied the requirement of paragraph 19 of EITF 00-19. However, following our discussion with the SEC examiner, we understand that paragraph 19 requires sufficient authorized shares at the time of issuance of securities, and although there was a definitive commitment from our majority shareholder that shareholder approval would be obtained, for purposes of paragraph 19 analysis, shareholder approval may not be assumed because it is ultimately outside of the issuer’s control. We therefore acknowledge that at the time of the March Closing of our Private Placement transaction, we did not have sufficient authorized shares of common stock.

3. If it is determined that the requirements of paragraph 19 of EITF 00-19 are not met, the warrants would not meet the scope exception in paragraph 11 of SFAS 133 and would be accounted for as liabilities. Although there may have been little probability that shareholder approval would not be obtained, for purposes of this analysis, shareholder approval may not be assumed because it is ultimately outside of the issuer’s control. Please provide us with your assessment of the materiality of the impact, on each of your quarterly financial statements, should equity classification for the private placement warrants be determined to be inappropriate. We note that a shareholders meeting was scheduled to occur on July 28, 2006, however, it remains unclear whether the shareholders approved the proposed increase in the number of authorized shares. Tell us if, and when, the increase was approved and provide us with your analysis, in accordance with the guidance in SAB 99, of the potential impact for each of the quarters affected.

Response. Based on our response to Comment 2 above, we concluded that the Warrants do not meet the scope exception in paragraph 11 of SFAS 133 and should be accounted for as liabilities. We have further reviewed our accounting for the Series A Preferred Stock also issued in the March Closing of our Private Placement. Similar to the Warrants, we considered the issue of insufficient authorized shares of common stock as it related to the classification of the Series A Preferred Stock. Based on the beneficial conversion feature of the Series A Preferred Stock, and in accordance with paragraph 60 of EITF 00-27, we determined that the Series A Preferred Stock should be classified as temporary equity because, at the time of its issuance, we did not have sufficient authorized shares of common stock, and therefore the Series A Preferred Stock did not meet all of the requirements for equity classification under paragraph 19 of EITF 00-19. We understand that paragraph 60 of EITF 00-27 is a tentative conclusion versus a consensus of the Board, however, we consider that temporary equity classification is appropriate and the more conservative alternative.

Regarding the materiality of the impact on each of the quarterly statements, as a result of liability classification and the change to the estimated fair value of the Warrants as of March 31, 2006, the net loss for the quarter ended March 31, 2006 increased by $4.0 million to $5.6 million, and the net loss per share increased by $0.03. For the second quarter, the net loss decreased by $1.8 million, again as a result of the change to the estimated fair value of the Warrants during the

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 25, 2006

period, and the net loss available to common stockholders decreased from ($0.03) to $0.00 per share. For the six months ended June 30, 2006, the net loss increased by $2.2 million, and the net loss available to common stockholders decreased from ($0.10) per share to ($0.09) per share. Therefore, we consider the impact to be material to all periods affected.

Regarding the materiality of the impact on each of the quarterly statements, as a result of temporary equity classification of the Series A Preferred Stock, the reclassification results in a stockholders’ deficit at March 31, 2006 of $3.2 million, and at June 30, 2006, a stockholders’ deficit of $3.5 million. Therefore, we consider the impact to be material to all periods affected.

We therefore propose to amend our March 2006 Quarterly Report to reflect the Warrants as liabilities and the Series A Preferred Stock as temporary equity, and to file our June 2006 quarterly report with the same accounting treatment. At our annual shareholders’ meeting held on July 28, 2006, shareholders approved increasing the authorized shares of our common stock to 400,000,000 shares. Therefore, as of July 28, 2006, we propose reclassifying both the Warrants and Series A Preferred Stock to permanent equity and such classification would be reflected in our September 2006 quarterly report.

* * * * * * *

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
August 25, 2006

The Company hereby acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned, John Jenkins or our legal counsel, Kutak Rock LLP at (303) 297-2400 (Joshua M. Kerstein, Esq.).

Sincerely,

SAN HOLDINGS, INC.

/s/ Robert C. Ogden
By: Robert C. Ogden
Chief Financial Officer
and Secretary

Enclosures